CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED MARCH 31, 2015, AND 2014

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

THESE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS HAVE NOT BEEN SUBJECT TO A REVIEW BY OUR INDEPENDENT AUDITORS

Clifton Star Resources Inc.

Unaudited Interim Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	Notes	As at March 31, 2015	As at June 30, 2014
ASSETS
Current assets:
Cash		$13,436,253	$1,328,239
Receivables	12	116,054	33,822
Refundable tax credits and mining duties	6	56,024	890,137
Prepaids		102,419	85,652
		13,710,750	2,337,850
Non-current assets:
Non-refundable tax credits	6	-	770,574
Property and equipment		72,112	56,063
Investments	7,8a	1,000,000	-
Exploration and evaluation assets	8	1,578,514	36,718,578
		2,650,626	37,545,215
Total Assets		$16,361,376	$39,883,065
LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities		$83,812	$372,188
		83,812	372,188
Deferred income and mining tax liability		-	323,000
Total Liabilities		83,812	695,188
Equity:
Share capital	9a	62,256,419	59,583,659
Share-based payments reserve		4,776,409	4,909,675
Deficit		(50,755,264)	(25,305,457)
Total Equity		16,277,564	39,187,877
Total Liabilities and Equity		$16,361,376	$39,883,065

Approved and authorized by the Board on May 25, 2015:

/s/ Michel Bouchard

/s/ Ross Glanville

___________________________

_________________________

Michel Bouchard, Director

Ross Glanville, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Clifton Star Resources Inc.

Unaudited Interim Consolidated Statements of Profit and Loss and Comprehensive Profit and Loss

(Expressed in Canadian Dollars)

	Note	For the three months ended March 31, 2015	For the three months ended March 31, 2014	For the nine months ended March 31, 2015	For the nine months ended March 31, 2014
Revenue		$-	$-	$-	$-

Expenses
Wages & benefits		126,437	168,140	425,205	517,385
Share-based payments	9b	1,822	36,471	18,007	198,890
Director’s fees	11	21,375	33,000	106,375	119,500
Consulting		1,455	1,100	61,155	96,258
Professional fees		39,216	51,836	221,361	270,543
Investor relations		46,745	22,551	249,468	159,428
Filing and transfer agent fees		39,200	29,061	48,974	29,532
Travel and telephone		11,581	16,938	31,754	37,673
Office and miscellaneous		18,391	27,759	45,444	67,098
Insurance		10,153	10,290	31,021	31,373
Amortization		2,293	1,817	5,475	5,709
Total expenses		318,668	398,963	1,244,239	1,533,389

Loss from operations		(318,668)	(398,963)	(1,244,239)	(1,533,389)

Other item
Write-down of exploration and evaluation assets	8,10	-	-	(33,025,338)	-
Gain on litigation settlement	8a,9a	8,327,240	-	8,327,240	-
Interest income		8,339	7,493	15,141	39,307
Profit (Loss) before tax		8,016,911	(391,470)	(25,927,196)	(1,494,082)
Deferred income tax recovery		3,289	82,655	326,116	336,432
Net profit (loss) and comprehensive profit (loss) for the year		$8,020,200	$(308,815)	$(25,601,080)	$(1,157,650)

Weighted average number of common shares outstanding		41,846,247	38,664,390	39,709,526	38,577,711

Basic and Diluted Profit (Loss) per Common Share		$0.19	$(0.01)	$(0.64)	$(0.03)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Clifton Star Resources Inc.

Unaudited Interim Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars)

	Notes	Number of shares	Share capital	Share-based payments reserve	Accumulated deficit	Total
Balance – June 30, 2013		38,414,390	$59,523,659	$4,827,037	$(19,205,162)	$45,145,534
Fair value of stock issued for acquisition of properties		250,000	60,000	-	-	60,000
Fair value of share-based payments capitalized	9b	-	-	11,739	-	11,739
Share-based payments	9b	-	-	198.890	-	198,890
Share-based payments of stock options expired	9b	-	-	(144,817)	144,817	-
Net Loss from July 1, 2013 to March 31, 2014		-	-	-	(1,157,650)	(1,157,650)
Balance – March 31, 2014		38,664,390	$59,583,659	$4,892,849	$(20,217,995)	$44,258,513

Balance – June 30, 2014		38,664,390	$59,583,659	$4,909,675	$(25,305,457)	$39,187,877
Non-brokered private placements	9a	9,545,572	2,672,760	-	-	2,672,760
Share-based payments	9b	-	-	18,007	-	18,007
Share-based payments of stock options expired				(151,273)	151,273	-
Net Loss from July 1, 2014 to March 31, 2015		-	-	-	(25,601,080)	(25,601,080)
Balance – March 31, 2015		48,209,962	$62,256,419	$4,776,409	$(50,755,264)	$16,277,564

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Clifton Star Resources Inc.

Unaudited Interim Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

.

	Notes	For the three months ended March 31, 2015	For the three months ended March 31, 2014	For the nine months ended March 31, 2015	For the nine months ended March 31, 2014
Cash flows from operating activities
Net profit ( loss) for the period		$8,020,200	$(308,815)	$(25,601,080)	$(1,157,650)
Items not affected by cash:
Amortization		2,293	1,817	5,475	5,709
Share-based payments	9b	1,822	36,471	18,007	198,890
Deferred income tax recovery		(3,289)	(82,655)	(326,116)	(336,432)
Write-down of exploration and evaluation assets	8,10	-	-	33,025,338	-
		8,021,026	(353,182)	7,121,624	(1,289,483)
Changes in non-cash working capital:
Receivables		(15,323)	104,799	(82,232)	206,691
Refundable tax credits recorded as receivable received		-	-	580,451	2,843,974
Refundable tax credits recovery for year ended June 30, 2009		-	-	2,445,115	-
Prepaids		32,627	(45,385)	(16,767)	(134,145)
Accounts payable and accrued liabilities		(318,307)	(503,320)	(243,726)	(632,772)
Net cash provided by (used in) operating activities		7,720,023	(797,088)	9,804,465	994,265
Cash flows from financing activities
Shares issued	9a	2,672,760	-	2,672,760	60,000
Net cash provided by financing activities		2,672,760	-	2,672,760	60,000
Cash flows from investing activities
Additions to property and equipment		(21,524)	-	(21,524)
Additions to exploration and evaluation assets		(47,601)	(308,838)	(347,687)	(2,704,609)
Net cash used in investing activities		(69,125)	(308,838)	(369,211)	(2,704,609)
Net increase (decrease) in cash		10,323,658	(1,105,926)	12,108,014	(1,650,344)
Cash – beginning of the period		3,112,595	2,898,870	1,328,239	3,443,288
Cash – end of the period		$13,436,253	$1,792,944	$13,436,253	$1,792,944
Supplemental schedule of non-cash investing activities
Tax credits receivable and applied in reduction of exploration assets and evaluation assets	8	$12,744	$58,954	$1,418,043	$283,345
Exploration and evaluation assets included in accounts payable and accrued liabilities		$-	$150,639	$-	$150,639
Fair value of share-based payments included in exploration and evaluation assets	9b	$-	$2,383	$-	$11,739

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2013

1.

Nature of operations

Clifton Star Resources Inc. (the “Company” or “Clifton”) is primarily engaged in the evaluation, acquisition and exploration of mineral properties. The Company’s mineral properties are located in the province of Quebec, Canada.

Clifton is a publicly listed company incorporated under the laws of the Province of British Columbia, and was continued under the Canada Business Corporations Act on December 29, 2010. The Company is listed on the TSX Venture Exchange (TSX-V) under the symbol “CFO”.

The Company’s registered and executive office, principal address and records office is located at Suite 217 – 1040 Belvedere Ave., Quebec City, province of Quebec, Canada, G1S 3G3. The Company’s web site address is www.cfo-star.com.

These condensed interim consolidated financial statements were approved by the Company’s Board of Directors on May 25, 2015.

2.

Going concern

These condensed interim consolidated statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The recoverability of the amounts shown for exploration and evaluation assets is dependent upon the existence of economically recoverable mineral reserves or proceeds from disposition of the mineral properties.

At March 31, 2015, the Company had cash and cash equivalents of $13.4 million (March 31, 2014: $1.8 million) and working capital of $13.6 million (March 31, 2014: $2.5 million). The Company does not earn revenue from its operations; it has incurred a loss of $25.6 million before income taxes during the nine months ended March 31, 2015, and has a deficit of $50.8 million at March 31, 2015. Clifton’s ability to continue as a going concern depends on its ability to develop profitable operations and to continue to raise adequate financing. Clifton’s management continues to seek new business opportunities through alliances with financial, exploration and mining entities, or enter into other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. Management believes that the cash on hand at March 31, 2015, is sufficient to meet corporate and administrative expenses for the coming twelve months.

3.

Summary of significant accounting policies

a.

Basis of presentation

These condensed interim consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), under International Accounting Standards (“IAS”) 34 Interim Financial Reporting. The Company has consistently applied the same accounting policies, as outlined in note 3, Summary of significant accounting policies in our consolidated financial statements for the year ended June 30, 2014, except as noted in note 4, Changes in

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2013

3.

Summary of significant accounting policies – Continued

a.

Basis of presentation - Continued

accounting policies, to all periods presented in these condensed interim consolidated financial statements.

The condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended June 30, 2014, which include the complete list of significant accounting policies in note 3. These condensed interim consolidated financial statements do not include all of the notes required in the annual financial statements.

b.

Basis of consolidation

The financial statements of the Company consolidate the accounts of Clifton and its wholly-owned subsidiary, Duquesne Gold Mines Inc. All intercompany transactions and balances are eliminated on consolidation.

A subsidiary is an entity which Clifton controls by having the power to govern its financial and operating policies. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether Clifton controls another entity. The subsidiary is fully consolidated from the date on which control was obtained, and will be de-consolidated from the date that control ceases.

c.

Use of judgments and estimates

The preparation of these condensed interim financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the condensed interim financial statements and the reported expenses during the period.

On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

The condensed interim consolidated financial statements include judgments and estimates which, by their nature, are uncertain. The impacts of such judgments and estimates are pervasive throughout the condensed interim consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimates are revised and the revisions affect both current and future periods.

The most significant judgments relate to:

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the condensed interim consolidated financial statements are as follows:

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2013

3.

Summary of significant accounting policies – Continued

c.

 Use of judgments and estimates - Continued

(i)

Recoverability and probability of future economic benefits of mineral property interests

Management has determined that exploration and evaluation assets and related costs incurred, which were capitalized, may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits, including geologic and metallurgic information, the pre-feasibility study, the quality and capacity of existing infrastructure facilities locally, evaluation of permitting and environmental issues, and local support for the projects.

(ii)

Income taxes and mining duties

In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities.

In making its assessments, management gives additional weight to evidence that can be objectively verified.

(iii)

Valuation of share-based compensation

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions, including expected price volatility, expected life of stock options, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earning and share-based payment reserve.

d.

Investments

The investments are evaluated at the lower of the costs or the net realization value.

4.

Changes in accounting policies

The following new standard, interpretation and amendment, which has been applied in these condensed interim consolidated financial statements, did not have a material impact on the Company’s condensed interim consolidated financial statements:

•

IFRIC 21 Accounting for Levies imposed by Governments

IFRIC 21 Accounting for Levies imposed by Governments, clarifies that the obligating event giving rise to a liability to pay a levy is the activity described in the relevant legislation that triggers payment of the levy.

5.

Future accounting changes

The following new standard has not been applied in these condensed interim consolidated financial statements, and may have an impact on the Company’s future financial statements:

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2013

5.

Future accounting changes – Continued

•

IFRS 9 Financial instruments

IFRS 9 Financial instruments is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. This project has now been completed. However, as part of the Limited Amendments to IFRS 9 project, on 24 July 2013 the IASB tentatively decided to defer the mandatory effective date of IFRS 9 and that the mandatory effective date should be left open pending the finalisation of the impairment and classification and measurement requirements. In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company has not yet completed an assessment of the impact of adopting IFRS 9.

6.

Mining tax credit and duties

The current Quebec refundable tax credits and mining duties, as of March 31, 2015, amount to $56,024 (March 31, 2014: $809,927) and relate to exploration expenses incurred in the years ended June 30, 2014, June 30, 2013, and the nine month period ended March 31, 2015.

The non-current federal non-refundable tax credits, as of March 31, 2015, amount to $NIL (March 31, 2014: $770,574). The reduction is the result of the significant write-down of exploration and evaluation assets and their associated future tax benefits.

7.

Investments

As of December 1st, 2014, the Company has terminated its direct involvement in the exploration activities of some properties, reduced their value to the estimated net realization value, and reclassified it as investments as follows:

	Participation	Value
Beattie Gold Mines Ltd (“Beattie”)	10%	$400,000
2699681 Canada Ltd (“2699681”)	10%	400,000
2588111 Manitoba Ltd (“2588111”)	10%	200,000
Total		$1,000,000

Beattie owns a mining concession. 2699681 owns, through its wholly-owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111, owns, through its wholly-owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions. All the mining rights, claims and concessions are located near the town of Duparquet, Quebec and were part of the Duparquet Project (see note 8a).

As of March 31, 2015 the Company has paid $4,800,000 to Beattie, $2,400,000 to 2699681 and $4,800,000 to 2588111. The Company has also issued, on October 4, 2013, a further 100,000 shares of the Company to Beattie, 50,000 shares to 2699681, and 100,000 shares to 2588111.

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2015

8.

Exploration and evaluation assets

For the nine months period ended March 31, 2015	Beattie Property (Note 8a)	Donchester Property (Note 8a)	Dumico Property (Note 8a)	Central Duparquet Property (Note 8b)	Total Duparquet Project	Duquesne Property (Note 8c)	Hunter Property (Note 8d)	Other Properties(***) (Note 8e)	Total
Acquisition costs, beginning of year	$4,824,000	4,824,000	$2,412,000	$737,400	$12,797,400	$3,103,500	$-	$2,189	$15,903,089
Additions during the nine month period	-	-	-	-	-	-	-	4,796	4,796
Acquisition costs, March 31, 2015	4,824,000(*)	4,824,000(*)	2,412,000(*)	737,400	12,797,400	3,103,500(**)	-	6,985	15,907,885
	12,052,914	8,805,236	661,420	944,131	22,463,701	5,526,957	391,674	63,614	28,445,946
Deferred exploration costs, beginning of year
Additions during the nine month period:
Assays	30	-	-	-	30	2,767	2,302	-	5,099
Field expenditures	51,758	47,895	-	175	99,828	18,978	18,293	60,019	197,118
Geological Consulting	5,238	5,237	-	-	10,475	6,503	3,983	2,667	23,628
Studies	11,261	11,261	-	-	22,522	-	-	-	22,522
Prefeasibility Studies	25,077	25,077	-	-	50,154	-	-	-	50,154
Total additions during the nine month period	93,364	89,470	-	175	183,009	28,248	24,578	62,686	298,521
Tax and mining credit applied during the nine month period	(716,572)	(459,845)	(45,646)	111,575	(1,110,488)	(284,238)	(6,776)	(16,541)	(1,418,043)
Deferred exploration costs, March 31, 2015	11,429,706	8,434,861	615,774	1,055,881	21,536,222	5,270,967	409,476	109,759	27,326,424
Total exploration and evaluation assets	$16,253,706	13,258,861	$3,027,774	$1,793,281	$34,333,622	$8,374,467	$409,476	$116,744	$43,234,309
Write-down of exploration and evaluation assets, beginning of the year	-	-	-	-	-	(7,630,457)	-	-	(7,630,457)
Additions during the nine month period	(15,853,706)	(12,858,861)	(2,827,774)	(1,268,281)	(32,808,622)	256,374	(409,476)	(63,614)	(33,025,338)
Write-down of exploration and evaluation assets, March 31, 2015	(15,853,706)	(12,858,861)	(2,827,774)	(1,268,281)	(32,808,622)	(7,374,083)	(409,476)	(63,614)	(40,655,795)
Reclassification to investments	(400,000)	(400,000)	(200,000)	-	(1,000,000)	-	-	-	(1,000,000)
Total exploration and evaluation assets	-	-	-	525,000	525,000	1,000,384	-	53,130	1,578,514

(*):

These acquisitions costs relate to the acquisition of the shares of the companies that hold the rights to the mining properties (see note 8a for additional details)

(**):

These acquisitions costs include $1,818,500 that relates to the acquisition of the shares of the company that hold the rights to the mining property (see note 8c for additional details)

(***):

Other properties comprise: Cat Lake, Roquemaure, Franquet, Joutel and Morris

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2015

8.

Exploration and evaluation assets - Continued

For the Year ended June 30, 2014	Beattie Property (Note 8a)	Donchester Property (Note 8a)	Dumico Property (Note 8a)	Central Duparquet Property (Note 8b)	Total Duparquet Project	Duquesne Property (Note 8c)	Hunter Property (Note 8d)	Other Properties(***) (Note 8e)	Total
Acquisition costs, beginning of year	$4,800,000	4,800,000	$2,400,000	$737,400	$12,737,400	$3,103,500	$-	$-	$15,840,900
Additions during the year	24,000	24,000	12,000	-	60,000	-	-	2,189	62,189
Acquisition costs, end of Year	4,824,000(*)	4,824,000(*)	2,412,000(*)	737,400	12,797,400	3,103,500(**)	-	2,189	15,903,089
	11,063,415	7,805,290	650,998	912,037	20,431,740	5,526,248	391,364	63,614	26,412,966
Deferred exploration costs, beginning of year
Additions during the year:
Assays	62,889	91,561	4,837	8,397	167,684	-	-	-	167,684
Drilling	52,021	26,067	-	-	78,088	-	-	-	78,088
Field expenditures	283,563	271,745	12,040	38,261	605,609	623	-	-	606,232
Geological Consulting	19,283	17,128	-	298	36,709	500	500	-	37,709
Studies	99,004	99,004	-	-	198,008	-	-	-	198,008
Prefeasibility Studies	643,438	643,438	-	-	1,286,876	-	-	-	1,286,876
Total additions during the year	1,160,198	1,148,943	16,877	46,956	2,372,974	1,123	500	-	2,374,597
Tax and mining credit applied during the year	(170,699)	(148,997)	(6,455)	(14,862)	(341,013)	(414)	(190)	-	(341,617)
Deferred exploration costs, end of year	12,052,914	8,805,236	661,420	944,131	22,463,701	5,526,957	391,674	63,614	28,445,946
Total exploration and evaluation assets	$16,876,914	13,629,236	$3,073,420	$1,681,531	$35,261,101	$8,630,457	$391,674	$65,803	$44,349,035
Write-down of exploration and evaluation assets during the year	-	-	-	-	-	(7,630,457)	-	-	(7,630,457)
Total exploration and evaluation assets	16,876,914	13,629,236	3,073,420	1,681,531	35,261,101	1,000,000	391,674	65,803	36,718,578

(*):

These acquisitions costs relate to the acquisition of the shares of the companies that hold the rights to the mining properties (see note 8a for additional details)

(**):

These acquisitions costs include $1,818,500 that relates to the acquisition of the shares of the company that hold the rights to the mining property (see note 8c for additional details)

(***):

Other properties comprise: Cat Lake and Roquemaure

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2013

8.

Exploration and evaluation assets – Continued

a.

Beattie, Donchester and Dumico properties

The Company signed three mineral property option agreements on May 1, 2008 (amended July 22, 2008, November 24, 2008, April 8, 2009 and October 26, 2009) with Beattie Gold Mines Ltd. (“Beattie”), 2699681 Canada Ltd. (“2699681”), and 2588111 Manitoba Ltd. (“2588111”) respectively with similar terms.

Beattie owns a mining concession. 2699681 owns, through its wholly-owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111, owns, through its wholly-owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions. All the mining rights, claims and concessions are located near the town of Duparquet, Quebec.

On September 14, 2012, the Company signed amended agreements with the above-named optionors. As of March 31, 2015, the Company had paid $4,800,000 to Beattie, $2,400,000 to 2699681 and $4,800,000 to 2588111 under the option agreements and now owns 10% of the shares of the optionors. In connection with the September 2012 agreement, the Company has also issued, in October 4, 2013, a further 100,000 shares of the Company to Beattie, 50,000 shares to 2699681, and 100,000 shares to 2588111.

As of December 1st, 2014, the Company has terminated his direct involvement in the exploration activities in these properties and has recorded a write-down of $31.5M, leaving a net realization value of $1.0M for the Company’s 10% interest in the issued and outstanding shares of the optionors (see note 7). The write-down includes a portion of the recovery of the mining tax credits for the year ended June 30, 2009, and expenses incurred in the first and second quarters ended December 31, 2014. Under IFRS, the write-down could be reversed, if justified.

On December 10, 2009, the Company entered into a mineral property option and joint venture agreement with Osisko Mining Corporation (“Osisko”) regarding a joint venture on the Duparquet Project (the “Project”). The Project comprises the Central Duparquet, Duquesne, Beattie, Donchester and Dumico properties. Under the terms of the mineral property option and joint venture agreement, Osisko could earn a 50% interest in the joint venture by contributing, as operator, a total of $70,000,000 ($15,000,000 was incurred) to the joint venture over a four-year period.

On June 16, 2011, Osisko notified the Company of its decision to terminate its participation in the Project.

On June 3, 2014, the Company filed legal proceedings against Osisko to claim damages sustained by the Company. On March 2, 2015, the Company announced that a settlement agreement was reached in the amount of $5.27 million in consideration for a full and final release from all claims arising from the facts described in the litigation, the whole without any admission of liability by Osisko (now Canadian Malartic Corporation).

Concurrently, under two separate non-brokered private placements, each of Yamana Gold Inc. and Agnico Eagle Mines Limited have agreed to subscribe for 4,772,786 common shares of the Company at a price of $0.60 per share, for a total proceed of $5.73 million.

b.

Central Duparquet Property

On December 15, 2008, the Company signed an option agreement to acquire a 100% interest in the Central Duparquet property. The property comprises 18 mineral claims located in the

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2013

8.

Exploration and evaluation assets – Continued

b.

Central Duparquet Property - Continued

Duparquet Township, Quebec. To earn its 100% interest, the Company paid $400,000 on January 13, 2009, and must pay an additional $1.9 million by June 15, 2015.

During the five-year period following the date of execution of the agreement, the Company may sell, transfer or otherwise dispose of all or any portion of its interest in the property. One of the conditions of the agreement will be a payment to the optionor of shares of any company acquiring an interest in the property at a deemed value of $1,900,000, or $1,900,000 in cash.

On February 26, 2010, the Company entered into an agreement to acquire the 2% NSR from the optionor. As consideration for the acquisition of the 2% NSR, the Company paid $155,000 and issued 10,000 common shares, valued at $57,400, to the optionor.

On May 2nd, 2013, the Company paid $125,000 in cash to extend the five-year period to six years and six months. The option is being reconsidered in light of the future payment obligation of $1.9 million by June 15, 2015, to complete the acquisition.

As the Central Duparquet property was part of the Duparquet project, the Company has recorded a write-down of $1.3M on the property, leaving a value of $525,000 which represents the estimated net realization value of the 100% interest owned by the Company in the Central Duparquet property. The write-down includes a portion of the recovery of the mining tax credits for the year ended June 30, 2009, and expenses incurred in the first and second quarters ended December 31, 2014. Under IFRS, the write-down could be reversed, if justified.

c.

Duquesne Property

Pursuant to an option agreement dated September 20, 2006 (amended on May 14, 2007, and June 11, 2007), the Company issued 10,000 common shares valued at $18,500 to the optionor, paid $1,800,000 in cash, and committed to incur before the fourth anniversary, over $4,000,000 in exploration expenditures to acquire all of the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”). Duquesne was a private Canadian mineral exploration company which owned fifty five mineral claims and one mining concession, located in Destor Township, Quebec, together known as the Duquesne Gold Project. The optionor retained a 3% NSR, which the Company is required, upon certain conditions, to purchase from the optionor in consideration for the sum of $1,000,000 for each 0.5% NSR at any time for a total of $6,000,000.

During the year ended June 30, 2009, the Company acquired additional claims, known as the Duquesne Extension, for $35,000. The Duquesne Extension adjoins the Duquesne property to the south and southwest. In addition, the Company paid $250,000 to acquire claims known as the Lepine and Destor properties. These claims are contiguous to the northwest and east, respectively, of the Duquesne property. The optionor has retained a 2% NSR.

On June 20, 2010, the Company had fulfilled all obligations under the option agreement, and acquired a 100% interest in Duquesne.

In connection with an agreement entered on July 31, 2012, the Company purchased a 0.5% NSR royalty on the Duquesne Property for $1.0M in cash. The remaining NSR of 2.5% could be purchased in tranches of 0.5% NSR in consideration for $1.0M each tranche, starting in June 2017 under certain conditions.

Following an internal study dated June 2, 2014, on the economic viability of the mining project, which considered the gold price, the investment requirements and the level of the mineral

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2013

8.

Exploration and evaluation assets – Continued

c.

Duquesne Property - Continued

resources of the Duquesne Property, the Company has decided to record a write-down of $7,374,083 on the exploration and evaluation assets incurred on this project, leaving a value of $1,000,000 which represents the estimated net realization value of the 100% interest owned by the Company in the Duquesne property. The write-down includes a portion of the recovery of the mining tax credits for the year ended June 30, 2009 and expenses incurred in the first and second quarters ended December 31, 2014. Under IFRS, the write-down could be reversed, if justified.

d.

Hunter Property

The Company signed a mineral property option agreement on November 30, 2009, with 173714 Canada Inc. to acquire the property as part of the Donchester Option Agreement.

As the Hunter property was part of the Beattie, Donchester and Dumico properties Option Agreements that were terminated on December 1, 2014, the Company has recorded a write-down of $0.4M on the property, leaving a value of $NIL. Under IFRS, the write-down could be reversed, if justified.

e.

Other Properties

Cat Lake Property

The Company signed a mineral property option agreement on May 1, 2008 (amended July 22, 2008, November 24, 2008, and April 8, 2009) with 2588111. The Cat Lake property comprises nine mining leases in the Lac Dubonnet Mining District, which is northeast of Winnipeg, Manitoba. Under the terms of the option agreement, the Company must keep the property in good standing (currently in good standing) until July 28, 2015, and incur minimum exploration expenditures of $33,000, which were incurred.

As the Cat Lake property was part of the Beattie, Donchester and Dumico properties Option Agreements that were terminated on December 1, 2014, the Company has recorded a write-down of $0.06M on the property, leaving a value of $NIL. Under IFRS, the write-down could be reversed, if justified.

Roquemaure Property

The Roquemaure Project is composed of 40 mining claims covering 2,271 hectare with a base metals potential. The claims were staked by the Company in June and July of 2014. The property is wholly owned by the Company and is not subject to any underlying royalty or option or joint venture agreement.

Franquet Property

The Franquet Property is composed of 34 contiguous claims, totalling 1,689 hectares, which are wholly owned by the Company. The property is located approximately 130 km to the N-NE of the city of Val d’Or in Franquet and Quevillon townships. It presents a base metals and gold potentials.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2013

8.

Exploration and evaluation assets – Continued

e.

Other Properties - Continued

Joutel Property

The Joutel Property is composed of 11 contiguous claims, totalling 613 hectares, which are wholly owned by the Company. The property has a gold potential. The property is located approximately 150 km to the NE of the city of Rouyn-Noranda in Joutel Township.

Morris Property

The Morris Property is composed of 40 contiguous claims covering a total area of 2,218 hectares, which are wholly owned by the Company. The property is located approximately 25 km to the east of the town of Matagami in Morris Township (QC). The property has a base metals potential.

9.

Share capital

a.

Share issuance

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

On March 2, 2015, under two separate non-brokered private placements, the Company has issued 9,545,572 common shares of the Company at a price of $0.60 per share, for total proceeds of $5,727,343. As of March 2, 2015, the common shares issued by the Company have been evaluated at $0.28 per share and the Company has recorded $2,672,760 as share capital. The difference between the total proceeds and the share valuation of $3,054,583 was recorded as gain on litigation settlement, for accounting purpose.

b.

Stock options

The Company has a stock option plan (the “Stock Option Plan”), the purpose of which is to advance the interests of the Company by providing directors, officers and employees with a financial incentive for the continued improvement in the performance of the Company and encouragement for them to remain with the Company. The option price under each option shall not exceed the market price on the grant date. The term of any option granted under the Stock Option Plan may not exceed five years. The number of options granted shall not exceed 20% of the issued and outstanding shares of the Company, with vesting requirements determined by the directors. The following transactions took place during the periods:

	Number of Options	Weighted-Average Exercise Price
Balance – June 30, 2013	2,935,000	$1.45
Granted	400,000	$0.18
Expired (1)	(50,000)	$5.00
Balance – March 31, 2014 and June 30, 2014	3,285,000	$1.24
Expired (1)	(335,000)	$0.98
Balance – March 31, 2015	2,950,000	$1.27

During the nine months ended March 31, 2015, 335,000 (March 31, 2014 – 50,000) stock options were cancelled, forfeited or expired. Accordingly, the associated amount of $151,273 (March 31, 2014 – $144,817) recorded in share-based payments reserve was transferred to accumulated deficit.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2013

9.

Share capital – Continued

b.

Stock options - Continued

At March 31, 2015, the following options were outstanding and exercisable:

Expiry date	Weighted-Average Exercise Price	Number of Options Outstanding	Weighted-Average Remaining life	Number of Options Vested
June 20, 2016	$2.50	200,000	1.2	200,000
March 9, 2017	$2.03	435,000	1.9	435,000
April 25, 2017	$1.40	1,060,000	2.1	1,060,000
September 14, 2017	$1.14	330,000	2.5	330,000
April 15, 2018	$0.85	525,000	3.1	525,000
December 3, 2018	$0.18	400,000	3.7	300,000
	$1.27	2,950,000	2.4	2,850,000

During the nine months ended March 31, 2015, the Company expensed $18,007 and capitalized $NIL as exploration assets (March 31, 2014 – $198,890 and $11,739 respectively) which totally relates to stock options granted in the prior year. The unamortized share-based payments balance of $1,263 (2014 – $36,097) will be recognized during the current fiscal year.

c.

Agent’s options

The following transactions took place during the periods:

	Number of Options	Weighted-Average Exercise Price
Balance – December 31, 2013	138,000	$1.25
Expired	138,000	$1.25
Balance – June 30, 2014 and March 31, 2015	-	$-

d.

Shareholder Rights Plan

On December 3, 2013, the Company’s shareholders approved the adoption of an Amended and Restated Shareholder Rights Plan (the “Plan”) (amended and restating the Shareholder Rights Plan of the Company dated November 10, 2010) to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any take-over offer for the Company. The Plan must be reconfirmed at the third annual meeting following the meeting at which the Plan was confirmed.

Pursuant to the terms of the Plan, any bids that meet certain criteria intended to protect the interests of all shareholders are deemed to be permitted bids. A permitted bid must be made by way of a takeover bid circular prepared in compliance with applicable securities law and, in addition to certain conditions, must remain open for 60 days. In the event a takeover bid does not meet the permitted bid requirements of the Plan, the Rights issued under the Plan will entitle shareholders, other than any shareholder or shareholders involved in the takeover bid, to purchase additional common shares of the Company at a significant discount to the market price of the common shares at that time.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2013

9.

Share capital – Continued

d.

Shareholder Rights Plan - Continued

To implement the Plan, the Board of Directors of the Company authorized the distribution and issuance of one Right in respect of each common share outstanding to holders of record on November 10, 2010. One Right will also be issued for each common share issued by the Company after November 10, 2010. Until the occurrence of such specific events, the Rights will not be exercisable and will be attached to and traded with the common shares of the Company.

10.

Write-down of exploration and evaluation assets

The following transactions took place during the periods:

Balance of write-down – June 30, 2013 and March 31, 2014	$-

Balance of write-down – June 30, 2014	$7,630,457
Write – down from July 1, 2014 to March 31, 2015	35,145,513
Net recovery of Quebec tax credits for the year ended June 30, 2009	(2,120,175)

Balance of write-down – March 31, 2015	$40,655,795

11.

Related party transactions

The Company had the following transactions with related parties for the nine months ended March 31.

	2015	2014
Directors fees	$106,375	$119,500
Consulting fees	-	67,036
Professional fees - legal	264,667	85,824
	$371,042	$272,360

The Company has entered into agreements with three officers for employment. If such agreements are terminated without cause, the Company will have to pay $135,000, $140,000 or $300,000, respectively, to three officers. If such agreements are terminated following a change in control, the Company will have to pay $135,000, $140,000 or $628,000, respectively, to three officers.

12.

Financial instruments

Fair value

The Company’s financial instruments consist of cash, short-term investments, receivables and accounts payable and accrued liabilities. The carrying values of these financial instruments approximate their fair values due to their short-term maturity.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2013

12.

Financial instruments – Continued

Financial risk management

The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk.

Credit risk

Credit Risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash, short-term investments and receivables. The carrying amount of the financial assets recorded in the financial statements, net of any allowance for losses, represents the maximum exposure to credit risk.

The Company deposits its cash and short-term investments with a high credit quality major Canadian financial institution as determined by ratings agencies. Receivables are mainly interest receivable from the bank and sales tax receivable.

To reduce credit risk, the Company regularly reviews the collectability of its receivables, and establishes an allowance based on its best estimate of potentially uncollectible amounts. The Company historically has not had difficulty collecting its receivables.

Liquidity risk

Liquidity risk represents the risk that the Company will not be able to meet its financial obligations as they fall due. The Company mitigates liquidity risk through its capital structure and by continuously monitoring actual and projected cash flows. The Company finances its exploration activities through equity issues, flow-through shares issues, operating cash flows and the utilization of its liquidity reserves.

The Board of Directors reviews the Company’s operating and capital budgets, as well as any material transactions outside of the ordinary course of business.

Contractual maturities of financial liabilities are one year or less.

Market risk

Market risk is the risk of loss that may arise from changes in market factors, such as interest rates, foreign currency risk and gold price risk.

(a)

Interest rate risk

Interest rate risk is the Company’s exposure to increase or decrease in financial instruments value caused by fluctuations in interest rates. Since the Company has no financial obligations, its current risk is limited to potential returns on short-term deposits.

(b)

Foreign currency risk

The Company has no significant foreign assets and liabilities, and accordingly is not exposed to significant foreign currency risk.

(c)

Gold price risk

The Company will be exposed to the risk of fluctuations in prevailing market gold prices. Currently, the Company has a 10% interest in companies that own a large gold project, and is not exposed to financial instruments risks related to gold prices.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2013

13.

Segmented information

The Company conducts its business in a single operating reportable segment, that being the acquisition and exploration of mineral properties. All of the Company’s exploration and evaluation assets are located in Canada.

13.

Contingency

On or about June 19, 2014, the Company was served with proceedings, as an impleaded party, in the course of an action on grounds of oppression instituted between some of the Optionors of the Duparquet project against other Optioners of the Duparquet project based on alleged improper transfers of mining titles that would have occurred over 20 years ago.

On August 15, 2014, the Plaintiffs in these original proceedings amended their action and included the Company as Co-Defendants instead of as an impleaded party. As relates to the Company, Plaintiffs ask the Court to condemn the Company jointly and solidarily with the Co-Defendants to reimburse any and all amounts unjustly withdrawn or withheld from Beattie Gold Mines Ltd and /or Border Chemical Company Limited. The Company strongly believes that the amended proceedings against it have been instituted as a means of exercising pressure on the Co-Defendants, and that there is no basis in fact or in law for this action against the Company.